Exhibit 99.1

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CNinsure Reports Second Quarter 2015 Unaudited Financial Results

—    Quarterly Net Revenues Beat Guidance, Up 32.1%

GUANGZHOU, China, August 19, 2015 (GLOBE NEWSWIRE) -- CNinsure Inc, (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent online-to-offline (“O2O”) financial services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 20151.

Financial Highlights for Second quarter of 2015

(RMB in thousands, except per ADS)	+2015Q2	+2014Q2	+ CHANGE %
Total net revenues	672,060	508,853	32.1%
Operating income	22,295	18,717	19.1%
Online spending expenses (1)	17,915	8,094	121.3%
Non-GAAP operating income (2)	40,210	26,811	50.0%
Net income attributable to the Company’s shareholders	80,119	55,203	45.1%
Adjusted EBITDA (3)	66,953	53,314	25.6%
Basic net income per ADS (RMB)	1.39	1.10	26.1%
Basic net income per ADS (US$)	0.22	0.18

(1)	Online spending expenses is defined as expenses incurred by online and mobile initiatives such as expenses relating to the development, implementation and support of CNpad, Baoxian.com, eHuzhu and Chetong.net.

(2)	Non-GAAP operating income is defined as operating income excluding online spending expenses.

(3)	Adjusted EBITDA is defined as net income before income tax expense, investment income, interest income, depreciation, amortization, compensation expenses associated with stock options, and online spending expenses.

Business Highlights:

●	CNpad Mobile App, a mobile insurance transaction platform: During the second quarter of 2015, an additional 12,492 copies of CNpad application (“CNpad App”) were downloaded and activated, increasing the total number of downloaded and activated CNpad App to 76,103. CNpad App had approximately 28,000 active users[2] during the second quarter of 2015 compared with 20,512 active users during the first quarter of 2015. In the second quarter of 2015, total insurance premiums generated by CNpad App increased by 168.1% year-over-year and 20.4% quarter-over-quarter to approximately RMB634 million (US$102.3 million).

1 This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.20 to US$1.00, the effective noon buying rate as of June 30, 2015 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

2 Active users are defined as users who made at least one purchase through CNpad App during the specified period.

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●	Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products: During the second quarter of 2015, Baoxian.com had 13,460 active customer accounts compared with 4,950 active customer accounts during the first quarter of 2015[3]. In the second quarter of 2015, transaction volume from Baoxian.com increased 268.4% quarter-over-quarter to RMB21.6 million (US$3.5 million).

●	Chetong.net, a public service platform for the insurance industry integrating claims adjustment and auto service resources: As of June 30, 2015, the total number of service representatives registered on www.chetong.net increased 18.6% quarter-over-quarter to 16,279. During the second quarter of 2015, approximately 59,000 insurance claims submitted to the platform had been processed, representing an increase of 73.5% quarter-over-quarter.

●	eHuzhu, a non-profit online mutual aid platform in China: As of June 30, 2015, the total number of registered members of eHuzhu increased 22.0% quarter-over-quarter to 356,000.

“We reported strong top line growth of over 32.1% year-over-year for the second quarter of 2015, once again beating our prior guidance, which was driven by stellar growth across our various businesses,” said Mr. Chunlin Wang, chief executive officer of CNinsure. “Our P&C agency insurance business grew 35.3% year-over-year in net revenues and 15.3% year-over-year in terms of insurance premiums, which was far greater than general industry growth. Our life insurance business also had a robust quarter, with net revenues from new term life insurance policy sales up 31.1% year-over-year. Our efforts to continuously improve business quality and product mix also yielded positive results as our 13-month persistency ratio achieved a record-high of 85% during the quarter, and long-term individual health insurance products accounted for over 80% of our new life insurance business. Our insurance brokerage segment also continued its strong momentum, exhibiting over 76.2% year-over-year growth to become our second largest business segment.”

“Notably, we made steady progress in our online initiatives, with growing contributions from online initiatives and improvements in our operating efficiency. During the second quarter of 2015, the percentage of total revenue attributable to online businesses grew from 10.2% last year to 25.8%, beating our expectations, while our non-GAAP operating expense ratio4 dropped from 19.5% a year-ago to 16.8%, benefiting from the expanded implementation of our CNpad mobile App. As a result, despite our continued investment in online initiatives in the second quarter of 2015, our overall operating income was up 19.1% as compared to the same period last year.”

3 Active customer accounts are defined as customer accounts that made at least one purchase directly through www.baoxian.com or its mobile application during the specified period.

4 Non-GAAP expense ratio is defined as selling expenses and general and administration expenses excluding expenses associated with the Company's online and mobile initiatives and share-based compensation expenses divided by total net revenues.

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“The achievements that we made online and offline in the second quarter reinforced our confidence and determination to build up our O2O platform. Looking forward to the second half of 2015, we will focus our efforts on three programs, which we call our, ‘Full Coverage of Sales Network’, ‘Accelerated Growth of Sales Force’ and ‘Platform Opening-up’ programs.”

“Firstly, with our Full Coverage of Sales Network program, we aim to achieve full coverage of our offline sales network in regions where we currently have no market presence, through establishing new branches, acquisitions or franchising. In addition, we will pursue horizontal alliances and make strategic investments in entrepreneurial companies that focus on internet insurance distribution and service, so as to further enhance our online presence.”

“Secondly, through our Accelerated Growth of Sales Force program, we hope to take advantage of the opportunity to consolidate individual sales agent channels brought about by the recent amendment to the Chinese Insurance Law, which has removed certificate requirements on insurance sales agents and brokers. By targeting the 3 million individual insurance sales agents in the Chinese insurance market, we hope to increase our marketing resources, give them access to a wide range of insurance and financial products and use our online tools to attract more top talent to join CNinsure and rapidly grow our sales force.”

“Thirdly, with our Platform Opening-up program, we will open up our integrated platform to our peer companies, alliances and insurance companies, including our online tools, IT infrastructure, contractual relationship with insurance companies and offline service support.”

“As we execute these three major programs, we expect our top line growth to accelerate in the second half of 2015 and we believe we are on track to achieve 30% annual top line growth and RMB10 billion in insurance premiums in 2015. Our goal is to grow our total insurance premiums at a CAGR of 30% in the next three years, which would double total insurance premiums over that time. Finally, we expect continued success in the development of our online initiatives as our organic efforts and strategic investments position our company as one of the leaders of the online insurance industry.”

Financial Results for the Second Quarter of 2015

Total net revenues were RMB672.1 million (US$108.4 million) for the second quarter of 2015, representing an increase of 32.1% from RMB508.9 million for the corresponding period in 2014.

Net revenues for the insurance agency business were RMB509.5 million (US$82.2 million) for the second quarter of 2015, representing an increase of 34.3% from RMB379.4 million for the corresponding period in 2014. The increase was primarily driven by a 35.3% increase in net revenues derived from the P&C insurance agency business from RMB327.4 million for the second quarter of 2014 to RMB442.9 million (US$71.4 million) for the second quarter of 2015, and a 28.2% increase in net revenues derived from the life insurance agency business from RMB52.0 million for the second quarter of 2014 to RMB66.6 million (US$10.7 million) for the second quarter of 2015. The growth of the P&C insurance agency business was primarily due to the growth of sales volume and an increase in the commission rates that the Company received from the insurance companies for whom the Company acts as agents. The increase in net revenues generated from the life insurance agency business was primarily due to a 31.1% increase in commissions derived from new long term life insurance policy sales and a 43.6% increase in renewal commissions, offset by a decline in commissions derived from short term life insurance products. Revenues generated from the insurance agency business accounted for 75.8% of total net revenues in the second quarter of 2015.

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Net revenues for the insurance brokerage business were RMB97.1 million (US$15.7 million) for the second quarter of 2015, representing an increase of 76.2% from RMB55.1 million for the corresponding period in 2014. This growth was primarily attributable to continued efforts to cultivate markets and build customer relationship in the past several years. Revenues generated from the insurance brokerage business accounted for 14.5% of total net revenues in the second quarter of 2015.

Net revenues for the claims adjusting business were RMB65.4 million (US$10.5 million) for the second quarter of 2015, representing a decrease of 12.0% from RMB74.3 million for the corresponding period in 2014. The decrease was primarily due to (1) a decrease in non-automobile adjusting business as there were fewer natural disasters as compared to the same period last year, and (2) a slight decrease in the automobile-related claims adjusting business primarily due to less business commissioned by one of our major clients who outsourced fewer claims to third party service providers during the quarter. Revenues generated from the claims adjusting business accounted for 9.7% of total net revenues in the second quarter of 2015.

Total operating costs and expenses were RMB649.8 million (US$104.8 million) for the second quarter of 2015, representing an increase of 32.6% from RMB490.1 million for the corresponding period in 2014.

Total operating costs were RMB514.7 million (US$83.0 million) for the second quarter of 2015, representing an increase of 36.9% from RMB376.1 million for the corresponding period in 2014. The increase was primarily due to sales growth.

Costs of insurance agency business were RMB397.6 million (US$64.1 million) for the second quarter of 2015, representing an increase of 36.3% from RMB291.7 million for the corresponding period in 2014, primarily driven by a 37.6% increase in costs for the P&C insurance agency business from RMB256.5 million for the second quarter of 2014 to RMB352.9 million (US$56.9 million) for the second quarter of 2015, and a 26.6% increase in costs for the life insurance agency business from RMB35.2 million for the second quarter of 2014 to RMB44.7 million (US$7.2 million) for the second quarter of 2015. Costs incurred by the insurance agency business accounted for 77.2% of total operating costs in the second quarter of 2015.

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Costs of insurance brokerage business were RMB77.4 million (US$12.5 million) for the second quarter of 2015, representing an increase of 74.5% from RMB44.3 million for the corresponding period in 2014. The increase was primarily due to sales growth. Costs incurred by the insurance brokerage business accounted for 15.0% of total operating costs in the second quarter of 2015.

Costs of claims adjusting business were RMB39.8 million (US$6.4 million) for the second quarter of 2015, representing a slight decrease of 0.7% from RMB40.0 million for the corresponding period in 2014. The decrease reflected the decrease in net revenues. Costs incurred by the claims adjusting business accounted for 7.8% of total operating costs in the second quarter of 2015.

Selling expenses were RMB30.3 million (US$4.9 million) for the second quarter of 2015, representing an increase of 24.2% from RMB24.4 million for the corresponding period in 2014, primarily attributable to sales growth.

General and administrative expenses were RMB104.8 million (US$16.9 million) for the second quarter of 2015, representing an increase of 16.9% from RMB89.7 million for the corresponding period in 2014. The increase was primarily due to an increase of 121.3% in expenses incurred by online and mobile initiatives to RMB17.9 million (US$2.9 million) in the second quarter of 2015 from RMB8.1 million for the corresponding period in 2014. The increase was partially offset by a decrease of 40.6% in share-based compensation expenses from RMB6.7 million for the second quarter of 2014 to RMB4.0 million (US$0.6 million) for the corresponding period of 2015 and a decrease of depreciation expenses from RMB7.5 million for the second quarter of 2014 to RMB4.2 million (US$0.7 million) for the corresponding period of 2015. Share-based compensation expenses were mainly associated with stock options granted to certain employees in March 2012, which were recognized on an accelerated basis and such expenses are expected to decrease each year after the grant.

As a result of the preceding factors, operating income was RMB22.3 million (US$3.6 million) for the second quarter of 2015, representing an increase of 19.1% from RMB18.7 million for the corresponding period in 2014.

Operating margin was 3.3% for the second quarter of 2015, compared with 3.7% for the corresponding period in 2014.

Non-GAAP operating income was RMB40.2 million (US$6.5 million) for the second quarter of 2015, representing an increase of 50.0% from RMB26.8 million for the corresponding period in 2014.

Non-GAAP operating margin was 6.0% for the second quarter of 2015, as compared to 5.3% for the corresponding period in 2014.

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Investment income was RMB31.5 million (US$5.1 million) for the second quarter of 2015, representing an increase of 84.3% from RMB17.1 million for the corresponding period in 2014 as we increased short-term investment in financial products that generated higher yields than term deposits. These investments mainly represented inter-bank deposits with a term of one to two years, which pay interests on a semi-annual and annual basis. These investments are classified as available for sales and investment income is recognized when received, and therefore investment income may fluctuate quarter over quarter.

Interest income was RMB16.5 million (US$2.7 million) for the second quarter of 2015, representing a decrease of 24.2% from RMB21.8 million for the corresponding period in 2014. The decrease in interest income was primarily due to decreases in interest rates and term deposits as a result of an increase in short-term investments.

Income tax expense was RMB9.9 million (US$1.6 million) for the second quarter of 2015, representing an increase of 36.6% from RMB7.3 million for the corresponding period in 2014. The increase was primarily due to an increase in operating income. The effective tax rate for the second quarter of 2015 was 13.6% compared with 12.5% for the corresponding period in 2014.

Share of income of affiliates was RMB12.5 million (US$2.0 million) for the second quarter of 2015, representing an increase of 55.4% from RMB8.1 million for the corresponding period in 2014, mainly attributable to an increase of profits from China Financial Services Group, in which the Company owns 20.6% of the equity interests.

Net income attributable to the Company’s shareholders was RMB80.1 million (US$12.9 million) for the second quarter of 2015, representing an increase of 45.1% from RMB55.2 million for the corresponding period in 2014.

Net margin was 11.9% for the second quarter of 2015 compared with 10.8% for the corresponding period in 2014.

Basic and diluted net income per ADS were RMB1.39 (US$0.22) and RMB1.33 (US$0.21) for the second quarter of 2015, respectively, representing an increase of 26.1% and 21.2% from RMB1.10 and RMB1.10 for the corresponding period in 2014, respectively.

Adjusted EBITDA was RMB67.0 million (US$10.8 million) for the second quarter of 2015, representing an increase of 25.6% from RMB53.3 million for the corresponding period in 2014.

Adjusted EBITDA margin was 10.0% for the second quarter of 2015, compared with 10.5% for the corresponding period in 2014.

Diluted adjusted EBITDA per ADS was RMB1.11 (US$0.18) for the second quarter of 2015, representing an increase of 4.9% from RMB1.06 for the corresponding period in 2014.

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As of June 30, 2015, the Company had RMB1.8 billion (US$296.1 million) in cash and cash equivalents.

Recent Developments:

●	In June 2015, CNinsure repurchased 113,055 ADSs at an average repurchase price of US$8.85 per ADS, for a total consideration of approximately US$1 million in the open market.

●	On August 14, 2015, CNinsure entered into agreement with Baoping Software Co., Ltd. (“Baoping”) to invest RMB5 million to acquire a 10% equity stake in Baoping. CNinsure will provide Baoping access to its contractual relationship with insurance companies and offline claims services.

Baoping was founded in October 2014 and operates a mobile-based O2O auto insurance comparison platform, which aggregates auto insurance products from various insurance providers, including car dealers, repair shops, insurance agencies and insurance companies. Its founding partners were from leading Internet companies, with vast experience in Internet marketing, product development and management.

●	On May 15, 2015, CNinsure invested RMB5 million to acquire a 10% equity stake in Beijing Botpy Co., Ltd. (“Botpy”). CNinsure will provide Botpy access to its contractual relationship with insurance companies and offline services.

Botpy operates a mobile-based auto insurance comparison platform named Uuubeee Auto Insurance, which helps car owners find, compare and purchase auto insurance products from a wide selection of insurance companies. Botpy was founded in April 2014 by a team of Internet veterans from a leading online social media company. The co-founders and management team have a combined experience of over a decade in user experience, product interaction, web security and operation of mobile and online communities.

●	On June 17, 2015, CNinsure entered into a cooperation agreement with Beijing United Electronics Co., Ltd., (SZ:002642) (“UEC”) , a leading information technology solution and service provider in China, and its subsidiary Beijing CarSmart Technology Co., Ltd. (“CarSmart”). Pursuant to the agreement, CNinsure will offer CarSmart’s on-board diagnostic devices to its customers through CNinsure’s offline sales and service force, and CarSmart will provide an entry point for CNinsure’s auto insurance price comparison and purchase services on its car care mobile application. The three parties also agree to collaborate in developing and promoting usage-based insurance products. In addition, eHuzhu, an online mutual platform operated by CNinsure, will partner with CarSmart to provide a non-profit transportation-focused mutual platform to car owners.

●	On July 16, 2015, CNinsure was ranked No. 20 among the top 20 global insurance brokers selected by A. M. Best Co., one of the most prestigious insurance rating agencies, based on net revenues in 2014. CNinsure was the only Asian insurance broker on the list.

●	As of June 30, 2015, CNinsure’s distribution and service network consisted of 574 sales and services outlets operating in 27 provinces, compared with 436 sales and service outlets operating in 28 provinces as of June 30, 2014. CNinsure had 77,260 sales agents and 1,501 professional claims adjustors as of June 30, 2015, compared with 54,383 sales agents, and 1,516 professional claims adjustors as of June 30, 2014.

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Business Outlook

CNinsure expects its total net revenues to grow approximately 30% in the third quarter of 2015 compared with the corresponding period in 2014. This forecast reflects CNinsure’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss its second quarter 2015 results as per the following details.

Time: 9:00 PM Eastern Daylight Time on August 19, 2015

or 9:00 AM Beijing/Hong Kong Time on August 20, 2015

The toll free dial-in numbers:
United States	1-855-500-8701
United Kingdom	0800-015-9724
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-906-606
Tokyo	+81 345036013

The toll dial-in numbers:
China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6723-9385

Conference ID #:2392084

Additionally, a live and archived web cast of this call will be available at:

http://ir.cninsure.net/events.cfm

About CNinsure Inc.

CNinsure Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

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Our online platforms include (1) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; (2) CNpad, a mobile sales support application; (3) Chetong.net, a public service platform for the insurance industry and (4) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China. Our extensive distribution and service network covers 27 provinces in China, including most economically developed regions and cities.

For more information about CNinsure Inc., please visit http://ir.cninsure.net/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides non-GAAP operating income, non-GAAP operating income margin, non-GAAP expense ratio, adjusted EBITDA, adjusted EBITDA margin and diluted adjusted EBITDA per ADS, which are non-GAAP financial measures. Non-GAAP operating income is defined as operating income before expenses associated with the Company’s online and mobile initiatives including expenses relating to the development, implementation and support of CNpad, Baoxian.com, eHuzhu and Chetong.net. Non-GAAP operating income margin is defined as non-GAAP operating income divided by total net revenues. Non-GAAP expense ratio is defined as selling expenses and general and administration expenses excluding expenses associated with the Company’s online and mobile initiatives and share-based compensation expenses divided by total net revenues. Adjusted EBITDA is defined as net income before income tax expense, investment income, interest income, depreciation, amortization, compensation expenses associated with stock option and expenses incurred on online and mobile initiatives. Adjusted EBITDA margin is defined as adjusted EBITDA divided by total net revenues. Diluted adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total number of ADS on a diluted basis. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that such measures exclude items that were significant in the second quarter of 2015 and the corresponding period of 2014, and these items have been, and will continue to be, significant recurring factors in our business.

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In light of these limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Operating Income and Non-GAAP Operating Income Margin”, “Reconciliation of Non-GAAP Expenses Ratio” and “Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin” set forth at the end of this release.

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2014	2015	2015
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,103,068	1,835,519	296,051
Restricted cash	7,478	13,563	2,187
Short term investments	688,900	990,000	159,678
Accounts receivable, net	186,150	224,888	36,272
Insurance premium receivables	472	2,323	375
Other receivables	88,149	89,581	14,449
Amounts due from related parties	209,601	131,377	21,190
Other current assets	17,908	18,767	3,027
Total current assets	3,301,726	3,306,018	533,229

Non-current assets:
Property, plant, and equipment, net	47,171	38,502	6,210
Goodwill and intangible assets, net	165,072	158,072	25,495
Deferred tax assets	2,638	3,588	579
Investment in affiliates	219,703	240,060	38,719
Other non-current assets	12,176	15,228	2,456
Total non-current assets	446,760	455,450	73,459
Total assets	3,748,486	3,761,468	606,688

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2014	2015	2015
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to CNinsure Inc. of RMB4,453 and RMB3,122 (US$504) as of December 31, 2014 and June 30, 2015, respectively)	128,765	132,682	21,400
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB268 and RMB2,434 (US$393) as of December 31, 2014 and June 30, 2015, respectively)	2,942	5,307	856
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to CNinsure Inc. of RMB7,099 and RMB5,115 (US$825) as of December 31, 2014 and June 30, 2015, respectively)	109,412	153,772	24,802
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB1,083 and RMB1,161 (US$187) as of December 31, 2014 and June 30, 2015, respectively)	40,096	38,401	6,194
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB2,571 and RMB1,321 (US$213) as of December 31, 2014 and June 30, 2015, respectively)	54,225	59,615	9,615
Total current liabilities	335,440	389,777	62,867

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2014	2015	2015
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities	53,855	61,463	9,913
Deferred tax liabilities	24,931	23,269	3,753
Total non-current liabilities	78,786	84,732	13,666
Total liabilities	414,226	474,509	76,533

Ordinary shares	8,563	8,572	1,383
Additional paid-in capital	2,601,401	2,478,971	399,834
Statutory reserves	198,422	197,702	31,887
Retained earnings	764,963	878,804	141,743
Accumulated other comprehensive loss	(105,106)	(105,472)	(17,012)
Subscription receivables	(257,491)	(257,300)	(41,500)
Total CNinsure Inc. shareholders’ equity	3,210,752	3,201,277	516,335
Non-controlling interests	123,508	85,682	13,820
Total equity	3,334,260	3,286,959	530,155
Total liabilities and equity	3,748,486	3,761,468	606,688

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CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	US$	RMB	RMB	US$

Net revenues:
Agency	379,405	509,530	82,182	731,003	943,062	152,107
Brokerage	55,124	97,129	15,666	106,187	183,195	29,548
Claims adjusting	74,324	65,401	10,549	137,867	125,304	20,210
Total net revenues	508,853	672,060	108,397	975,057	1,251,561	201,865
Operating costs and expenses:
Agency	(291,744)	(397,583)	(64,126)	(556,933)	(736,863)	(118,849)
Brokerage	(44,346)	(77,370)	(12,479)	(84,136)	(145,840)	(23,522)
Claims adjusting	(40,013)	(39,751)	(6,412)	(77,533)	(81,058)	(13,074)
Total operating costs	(376,103)	(514,704)	(83,017)	(718,602)	(963,761)	(155,445)
Selling expenses	(24,362)	(30,255)	(4,880)	(48,568)	(57,439)	(9,264)
General and administrative expenses	(89,671)	(104,806)	(16,904)	(175,960)	(207,214)	(33,422)
Total operating costs and expenses	(490,136)	(649,765)	(104,801)	(943,130)	(1,228,414)	(198,131)
Income from operations	18,717	22,295	3,596	31,927	23,147	3,734
Other income, net:
Investment income	17,078	31,473	5,076	24,251	34,380	5,545
Interest income	21,791	16,519	2,665	44,016	35,081	5,658
Others, net	466	2,896	467	660	4,947	798
Income before income taxes and income of affiliates	58,052	73,183	11,804	100,854	97,555	15,735
Income tax expense	(7,268)	(9,930)	(1,602)	(14,536)	(13,039)	(2,103)
Share of income of affiliates	8,050	12,511	2,018	14,469	20,357	3,283
Net income	58,834	75,764	12,220	100,787	104,873	16,915
Less: net gain (loss) attributable to noncontrolling interests	3,631	(4,355)	(702)	883	(8,248)	(1,330)
Net income attributable to the Company’s shareholders	55,203	80,119	12,922	99,904	113,121	18,245

IR-190

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:
Basic	0.06	0.07	0.01	0.10	0.10	0.02
Diluted	0.05	0.07	0.01	0.10	0.09	0.02

Net income per ADS:
Basic	1.10	1.39	0.22	2.00	1.97	0.32
Diluted	1.10	1.33	0.21	1.99	1.88	0.30

Shares used in calculating net income per share:

Basic	1,000,294,943	1,151,455,352	1,151,455,352	999,603,760	1,151,013,086	1,151,013,086
Diluted	1,006,066,521	1,204,537,067	1,204,537,067	1,004,712,385	1,203,037,444	1,203,037,444

Net income	58,834	75,764	12,220	100,787	104,873	16,915
Other comprehensive (loss) income, net of tax: Foreign currency translation adjustments	(468)	640	103	5,637	(175)	(28)
Comprehensive income	58,366	76,404	12,323	106,424	104,698	16,887
Less: Comprehensive income attributable to the noncontrolling interests	3,631	(4,355)	(702)	883	(8,248)	(1,330)
Comprehensive income attributable to the CNinsure Inc’s shareholders	54,735	80,759	13,025	105,541	112,946	18,217

IR-190

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	58,834	75,764	12,220	100,787	104,873	16,915
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	7,447	4,216	680	15,139	10,839	1,748
Amortization of intangible assets	3,818	3,127	504	7,234	6,681	1,077
Allowance for doubtful receivables	1,419	213	35	3,128	612	99
Compensation expenses associated with stock options	6,722	3,993	644	14,326	8,634	1,393
Investment income	(10,670)	(17,479)	(2,819)	(10,670)	(19,587)	(3,159)
(Gain) loss on disposal of property, plant and equipment	(54)	24	4	(85)	(5)	(1)
Share of income of affiliates	(8,050)	(12,511)	(2,018)	(14,469)	(20,357)	(3,283)
Changes in operating assets and liabilities	24,195	(2,108)	(340)	17,368	(40,099)	(6,468)
Net cash generated from operating activities	83,661	55,239	8,910	132,758	51,591	8,321

Cash flows used in investing activities:
Purchase of property, plant and equipment	(1,493)	(828)	(134)	(2,945)	(2,164)	(349)
Proceeds from disposal of property and equipment	307	69	11	358	317	51
Proceeds from disposal of short term investment	16,859	246,379	39,739	16,859	268,487	43,304
Disposal of subsidiaries, net of cash	—	(3,416)	(551)	—	(3,416)	(551)
Purchase of short term investments	(310,000)	(550,000)	(88,710)	(360,000)	(550,000)	(88,710)
Acquisition of subsidiaries, net of cash	1,015	—	—	1,015	—	—
Decrease (increase) in restricted cash	8,167	(4,410)	(711)	482	(6,085)	(981)
Decrease in other receivables	35,700	—	—	(5,055)	—	—
Purchase of intangible assets	(118)	—	—	(118)	—	—
Return of investment in non-current assets	—	—	—	400	—	—
Addition in investment in non-current assets	—	(1,000)	(161)	—	(1,000)	(161)
(Increase) decrease in amounts due from related parties	(43,488)	120,000	19,355	(72,589)	84,227	13,585
Net cash used in investing activities	(293,051)	(193,206)	(31,162)	(421,593)	(209,634)	(33,812)

IR-190

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30,			June 30,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	US$	RMB	RMB	US$
Cash flows generated from (used in) financing activities:
Acquisition of additional interests in subsidiaries	—	—	—	—	(108,000)	(17,419)
Dividend distributed to noncontrolling interests	—	—	—	—	(2,450)	(395)
Proceeds on exercise of stock options	837	1,119	180	3,183	1,119	180
Net cash generated from (used in) financing activities	837	1,119	180	3,183	(109,331)	(17,634)

Net decrease in cash and cash equivalents	(208,553)	(136,848)	(22,072)	(285,652)	(267,374)	(43,125)
Cash and cash equivalents at beginning of period	2,217,629	1,971,727	318,020	2,288,623	2,103,068	339,204
Effect of exchange rate changes on cash and cash equivalents	(468)	640	103	5,637	(175)	(28)
Cash and cash equivalents at end of period	2,008,608	1,835,519	296,051	2,008,608	1,835,519	296,051

Interest paid	—	—	—	—	—	—
Income taxes paid	6,419	551	89	14,390	2,745	443

IR-190

CNINSURE INC.

Reconciliations of Non-GAAP Operating Income and Non-GAAP Operating income Margin

(In thousands, unaudited)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	US$	RMB	RMB	US$
Operating income	18,717	22,295	3,596	31,927	23,147	3,734
Online spending expenses	8,094	17,915	2,890	14,995	42,052	6,783
Non-GAAP Operating Income	26,811	40,210	6,486	46,922	65,199	10,517
Total net revenues	508,853	672,060	108,397	975,057	1,251,561	201,865
Non-GAAP Operating Income Margin	5.3%	6.0%	6.0%	4.8%	5.2%	5.2%

IR-190

CNINSURE INC.

Reconciliation of Non-GAAP Expenses Ratio

(In thousands, unaudited)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	US$	RMB	RMB	US$
Selling expenses	24,362	30,255	4,880	48,568	57,439	9,264
General and administrative expenses	89,671	104,806	16,904	175,960	207,214	33,422
Total expenses	114,033	135,061	21,784	224,528	264,653	42,686
Online spending expenses	(8,094)	(17,915)	(2,890)	(14,995)	(42,052)	(6,783)
Compensation expenses associated with stock options	(6,722)	(3,993)	(644)	(14,326)	(8,634)	(1,393)
Non-GAAP expenses	99,217	113,153	18,250	195,207	213,967	34,510
Total net revenues	508,853	672,060	108,397	975,057	1,251,561	201,865
Non-GAAP Operating expenses ratio	19.5%	16.8%	16.8%	20.0%	17.1%	17.1%

IR-190

CNINSURE INC.

Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin

(In thousands, unaudited)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	US$	RMB	RMB	US$
Net income	58,834	75,764	12,220	100,787	104,873	16,915
Income tax expense	7,268	9,930	1,602	14,536	13,039	2,103
Investment income	(17,078)	(31,473)	(5,076)	(24,251)	(34,380)	(5,545)
Interest income	(21,791)	(16,519)	(2,665)	(44,016)	(35,081)	(5,658)
Depreciation	7,447	4,216	680	15,139	10,839	1,748
Amortization of intangible assets	3,818	3,127	504	7,234	6,681	1,077
Compensation expenses associated with stock options	6,722	3,993	644	14,326	8,634	1,393
Online spending expenses	8,094	17,915	2,890	14,995	42,052	6,783
Adjusted EBITDA	53,314	66,953	10,799	98,750	116,657	18,816
Total net revenues	508,853	672,060	108,397	975,057	1,251,561	201,865
Adjusted EBITDA Margin	10.5%	10.0%	10.0%	10.1%	9.3%	9.3%

IR-190

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

Source: CNinsure Inc.

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